October 17, 2019

Christopher Pappas
Chairman, President and Chief Executive Officer
The Chefs' Warehouse, Inc.
100 East Ridge Road
Ridgefield, Connecticut 06877

       Re: The Chefs' Warehouse, Inc.
           Form 10-K For Fiscal Year Ended December 28, 2018
           Filed March 1, 2019
           File No. 1-35249

Dear Mr. Pappas:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    Alexandros Aldous